

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 2, 2009

Mr. Roberto Oliveira de Lima
Chief Executive Officer
Vivo Participações, S.A.
Vivo Holding Company
Telemig Celular Participações S.A.
Telemig Cellular Holding Company
c/o National Registered Agents, Inc.
875 Avenue of the Americas, Suite 501
New York, NY 10001

Re: **Vivo Participações, S.A.**
Vivo Holding Company
Telemig Celular Participações S.A.
Telemig Cellular Holding Company
Registration Statement on Form F-4
Filed on June 5, 2009, as amended on June 16, 2009
File No. 333-159798

Dear Mr. Oliveira de Lima:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part Nine – Financial Statements Index to Consolidated Financial Statements

Mr. Roberto Oliveira de Lima
Vivo Participações, S.A.
Vivo Holding Company
Telemig Celular Participações S.A.
Telemig Cellular Holding Company
July 2, 2009
Page 2

1. Tell us why you believe that you are not required to include the financial statements of Telemig Cellular S.A. (TC) in the registration statement.

Selected Historical and Pro Forma Financial Data, page 23

Notes to Unaudited pro forma consolidated financial statements of Vivo, page 32

2. Expand footnote 1 (a) to disclose the number of shares to be exchanged in the merger of Telemig Participações S.A. (TCP) with Vivo Participações S.A. (Vivo). You should disclose the common and preferred shares to be exchanged and the exchange ratio.

Notes to Unaudited pro forma consolidated financial statements of TCP, page 37

3. Expand footnote 1 (a) to disclose the number of shares to be exchanged in the merger of TC with TCP. You should disclose the common and preferred shares to be exchanged and the exchange ratio.

Summary of Comparative Per Share Data, page 41

4. It is unclear how the pro forma basic and diluted net income per share for Vivo is calculated for both common and preferred shares here and on page 42 as well as for TCP on pages 43 and 44. Please revise the footnotes to these tables to include detailed reconciliations of the numerator and denominator used in each calculation so it is transparent for investors on how these amounts were determined.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all

Mr. Roberto Oliveira de Lima
Vivo Participações, S.A.
Vivo Holding Company
Telemig Celular Participações S.A.
Telemig Cellular Holding Company
July 2, 2009
Page 3

facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, with any questions.

Mr. Roberto Oliveira de Lima
Vivo Participações, S.A.
Vivo Holding Company
Telemig Celular Participações S.A.
Telemig Cellular Holding Company
July 2, 2009
Page 4

Sincerely,

Larry Spirgel
Assistant Director

cc: Diane G. Kerr, Esq., Davis Polk & Wardwell
          Via Facsimile: (212) 701-5529